Filed by Chemical Financial Corporation
Pursuant to Rule 425
Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Shoreline Financial Corporation
Commission File No.: 0-16444

Dear Fellow Shareholder:

                    On Wednesday, December 20, 2000, there will be a special meeting of the shareholders of Shoreline Financial Corporation to consider and vote upon the most important decision in the history of the company. Your board of directors has approved, and asks that you vote "FOR", a merger with Chemical Financial Corporation. If the merger is completed as proposed, Shoreline will merge with Chemical Financial Corporation, and Chemical will issue .64 shares of Chemical common stock in exchange for each share of Shoreline's common stock.

                    You should know that your board of directors voted to adopt the merger agreement and recommends that Shoreline shareholders vote "FOR" approval of the plan of merger. Keefe Bruyette and Woods, Inc., Shoreline's financial advisor, has furnished the board of directors its written opinion that the financial terms of the merger are fair from a financial point of view.

                    The merger cannot be completed unless, among other conditions, a majority of Shoreline's shares are voted for approval of the plan of merger. As of the date of this letter, we have not received your proxy to vote your shares on this issue. Your vote is important. Please sign and date the enclosed proxy and mail it promptly in the enclosed envelope, even if you have already voted, and even if you expect to attend the special meeting in person. Returning a proxy will not prevent you from later voting in person at the special meeting.

                    Thank you for your prompt attention to this important matter.

Sincerely, /s/ Dan L. Smith Dan L. Smith Chairman of the Board and CEO	/s/ James R. Milroy James R. Milroy President, COO and Secretary

                    We have previously sent you, and filed with the Securities and Exchange Commission, a prospectus and proxy statement which describes the proposed merger in detail. We urge you to read the prospectus and proxy statement carefully, because it contains important information. You may obtain a copy of the prospectus and proxy statement free of charge by contacting Jim Milroy at the address or telephone number below. You can also get the document for free at the Securities and Exchange Commission website at www.sec.gov.

[Envelope Imprint]

IMPORTANT
Information About Your Investment
In Shoreline Financial Corporation
Is Enclosed